Exhibit (14)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-197857 on Form N-14 for our report dated December 23, 2013, relating to the financial statements and financial highlights of BlackRock Resources & Commodities Strategy Trust, BlackRock Real Asset Equity Trust, and BlackRock EcoSolutions Investment Trust (collectively, the “Trusts”), appearing in the Trusts’ Annual Report on Form N-CSR for the year ended October 31, 2013, and to the references to us under the headings “Comparison of the Funds’ Other Service Providers”, “Other Service Providers”, “Financial Highlights” and “Independent Registered Public Accounting Firm” in the joint Proxy Statement/Prospectus which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

September 17, 2014